 Exhibit 99.2

For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CLOSING OF THE SALE OF A 35% INTEREST IN THE BELLATRIX ALDER FLATS PLANT

CALGARY, ALBERTA (August 9, 2016) – Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE) is pleased to announce that it has today closed the previously announced sale of a 35% interest in the Bellatrix O'Chiese Nees-Ohpawganu'ck deep-cut gas plant at Alder Flats (the "Alder Flats Plant") to Keyera Partnership ("Keyera"), for total cash consideration of $112.5 million (the "Alder Flats Plant Sale").

As announced earlier today, Bellatrix, through a syndicate of underwriters (the "Underwriters"), also closed the issuance and sale of $50 million aggregate principal amount of extendible unsecured subordinated convertible debentures (the "Debentures") and 25,000,000 subscription receipts (the "Subscription Receipts") at a price of $1.20 per Subscription Receipts for gross proceeds from the sale of such Debentures and Subscription Receipts of $80 million (the "Offering”). As a result of the closing of the Alder Flats Plant Sale, the maturity date of the Debentures has automatically been extended to September 30, 2021 and common shares of the Company have been issued on the automatic conversion of the Subscription Receipts. The net proceeds from the Offering of approximately $76.0 million and the proceeds from the Alder Flats Plant Sale will be used to reduce the indebtedness under the Company’s Credit Facilities (as defined herein).

Subsequent to the end of the second quarter, Bellatrix completed its semi-annual borrowing base redetermination and the renewal of its syndicated credit facilities (the "Credit Facilities"). Effective July 15, 2016, total commitments under the Company's Credit Facilities were set at $365 million, comprised of a $210 million revolving facility (the "Revolving Facility") with an extendible maturity date currently set at July 1, 2017, and a $155 non-revolving facility (the "Term Facility") with a maturity date set at November 11, 2016. Following closing of the Alder Flats Plant Sale and the Offering and the application of the net proceeds therefrom, Bellatrix expects the Revolving Facility will be reduced to $160 million and the amount outstanding under the Term Facility will be reduced to approximately $13 million. The Company anticipates being able to fully repay all amounts owing under the Term Facility prior to the November 11, 2016 maturity date by utilizing cash received from its operations and the proceeds, if any, from the full or partial exercise of the over-allotment option granted in connection with the Offering. Alternatively, Bellatrix may undertake other transactions that would reduce outstanding indebtedness and repay the Term Facility in full prior to its maturity date. Bellatrix is also in active discussions with existing and new potential syndicate members about establishing a new long-term revolving credit facility prior to the next semi-annual redetermination and the maturity date of the Term Facility.

For additional details relating to the Offering, please see the press release issued by the Company earlier today.

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Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

The Subscription Receipts and Debentures offered, and the common shares issuable on conversion thereof, have not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Act. This press release does not constitute an offer to sell or a solicitation of any offer to buy the Subscription Receipts, Debentures or common shares in the United States.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

Forward looking statements:

This press release contains forward-looking statements within the meaning of applicable securities laws. The use of any of the words "may", "expects" , "remain", "intends", "anticipates", "ongoing", "initiative" and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this press release contains forward-looking statements concerning management's assessment of future plans and operations and the expectation that the Term Facility will be repaid prior to the November 11, 2016 maturity date utilizing cash received from its operations and potentially other sources of funds.

To the extent that any forward-looking statements contained herein constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, actions taken by the Company's lenders that reduce the Company's available credit, any inability to repay the Term Facility prior to November 11, 2016, any inability to satisfy the covenant in the Credit Facilities, any reduction in the borrowing base of the Credit Facilities below levels of the outstanding debt under such Credit Facilities, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, the risk that Bellatrix is unable to complete acquisitions or dispositions as anticipated, and any inability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct.

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In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the continued availability of funds under the Credit Facilities; the ability to generate sufficient cash to repay the Term Facility; the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; the ability to complete acquisition and dispositions as currently anticipated; the ability to obtain the necessary funds through acquisition, disposition or financing activities in order to repay amounts outstanding under the Bellatrix's debt obligations when due; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports (including, without limitation, under the heading "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2015) on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward-looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.